Exhibit 99.1

111, Inc. Announces Third Quarter 2019 Unaudited Financial Results

SHANGHAI, CHINA — November 14, 2019 - 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading integrated online and offline healthcare platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights

•                          Net revenues were RMB1.11 billion (US$155.4 million), representing 123.2% growth year-over-year and 32.5% growth quarter-over-quarter, beating high-end of previous guidance of RMB1.05 billion.

•                          Operating expenses1 were RMB165.4 million (US$23.1 million), representing an increase of 13.7% year-over-year. Operating expenses accounted for 14.9% of net revenue this quarter as compared to 29.2% in the same quarter of last year.

•                          Number of pharmacies served increased to more than 210,000 as of September 30, 2019, compared to more than 130,000 pharmacies as of September 30, 2018.

•                          Quarterly pharmacy order numbers reached 280,000, representing an increase of 45.1% quarter-over-quarter.  Same store sales were up 24.6% quarter-over-quarter and newly added pharmacies contributed 15.2% growth quarter-over-quarter.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “We are pleased to report another quarter of solid business growth. Our third quarter net revenues increased 123.2% year-over-year and 32.5% quarter-over-quarter to RMB1.11billion, exceeding the high end of our guidance for the 4th consecutive quarter. Gross profit reached RMB47.3 million, up 204.3% year-over-year. Our operating efficiency continued to improve during the quarter, due to solid execution of our growth strategy. All operating expenses as a percentage of revenue were lower year-over-year. In particular, fulfillment cost as a percentage of revenue decreased further to 2.8% during the quarter, as compared to 3.2% in the previous quarter, and 4.2% in the same quarter of last year. This clearly demonstrates the growing effectiveness of our smart supply chain technology.

As a result of relentlessly executing our T2B2C strategy, by September 30, 2019, we had a fast-growing virtual pharmacy network of more than 210,000 pharmacies as compared to 130,000 as of September 30, 2018. We have also made solid progress in establishing strategic partnerships with pharmaceutical and insurance companies. By the end of the quarter we were directly sourcing from 150 leading pharmaceutical manufacturers, as compared to 80 in the same quarter last year. During the quarter, we signed a strategic partnership with TK.CN, the online arm of Taikang Insurance Company.

The Internet+ model in the healthcare sector is gaining more popularity and we believe 111, Inc. is ideally positioned to benefit from more favorable regulatory environment. As a leading integrated online and offline healthcare platform in China, our mission is to build efficiency and transparency in this highly fragmented and multi-tiered pharmaceutical distribution and retail industry, and to deliver unique value to both consumers and businesses.”

1  Operating expense consists of fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology expenses and other operating expenses (net).

Third Quarter 2019 Financial Results

Net revenues were RMB1.11 billion (US$155.4 million), representing an increase of 123.2% from RMB497.6 million in the same quarter of last year. The increase was mainly due to the significant increase in product revenues from B2B segment, which increased by 229.5% to RMB909.5 million (US$127.2 million) from RMB276.0 million in the same quarter of last year.

Operating costs and expenses were RMB1,228.5 million (US$171.9 million), representing an increase of 95.8% from RMB627.5 million in the same quarter of last year.

•                          Cost of products sold was RMB1,063.1 million (US$148.7 million), representing an increase of 120.5% from RMB482.1 million in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 229.5% as compared to same quarter last year.

•                          Fulfillment expenses were RMB31.6 million (US$4.4 million), representing an increase of 52.7% from RMB20.7 million in the same quarter of last year. Fulfillment expenses accounted for 2.8% of net revenue this quarter as compared to 4.2% in the same quarter of last year.

•                          Selling and marketing expenses were RMB87.1 million (US$12.2 million), representing an increase of 12.7% from RMB77.3 million in the same quarter of last year, mainly due to increase in the number of sales staff and expenses associated with the expansion of B2B business. Selling and marketing expenses accounted for 7.8% of net revenue this quarter as compared to 15.5% in the same quarter of last year.

•                          General and administrative expenses were RMB32.0 million (US$4.5 million), representing an increase of 20.9% from RMB26.4 million in the same quarter of last year, mainly due to increases in professional service fee. General and administrative expenses accounted for 2.9% of net revenue this quarter as compared to 5.3% in the same quarter of last year.

•                          Technology expenses were RMB14.7 million (US$2.1 million), representing a decrease of 27.2% from RMB20.2 million in the same quarter of last year, mainly due to improvement of our system development efficiency and implementation of automation tools. Technology expenses accounted for 1.3% of net revenue this quarter as compared to 4.1% in the same quarter of last year.

The Company will continue to make infrastructure investments to support its rapid revenue growth and expects to improve further its operational efficiency and effectiveness.

Loss from operations was RMB118.1 million (US$16.5 million), compared to RMB129.9 million in the same quarter of last year.  Loss from operations accounted for 10.6% of net revenue this quarter as compared to 26.1% in the same quarter of last year.

Non-GAAP Loss from operations2 was RMB104.5 million (US$14.6 million), compared to RMB115.1 million in the same quarter of last year. Non-GAAP loss from operations accounted for 9.4% of net revenue this quarter as compared to 23.1% in the same quarter of last year, narrowing down to single digit percentage of net revenue for the first time.

Net loss attributable to ordinary shareholders was RMB123.3 million (US$17.2 million), compared to RMB125.9 million in the same quarter of last year.  Net loss attributable to ordinary shareholders accounted for 11.1% of net revenue this quarter as compared to 25.3% in the same quarter of last year.

2  Non-GAAP loss from operations represents loss from operations excluding share-based compensation.

Non-GAAP net loss attributable to ordinary shareholders3 was RMB109.7 million (US$15.4 million), compared to RMB111.1 million in the same quarter of last year. Non-GAAP net loss attributable to ordinary shareholders accounted for 9.9% of net revenue this quarter as compared to 22.3% in the same quarter of last year.

Loss per ADS was RMB1.50 (US$0.22), compared to RMB2.80 for the same period of last year.

Non-GAAP Loss per ADS4 was RMB1.34 (US$0.19), compared to RMB2.47 for the same period of last year.

As of September 30, 2019, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB784.6 million (US$109.8 million), compared to RMB1,106.5 million as of December 31, 2018.

Update on Share Repurchase

Under the share repurchase program announced in August 14, 2019, the Company has been authorized to repurchase up to US$10 million worth of its ADSs in next twelve months.  As of September 30, 2019, the Company had used an aggregate of US$2.6 million and repurchased 606,953 ADSs.

Business Outlook

For the fourth quarter of 2019, the Company expects total net revenues to be between RMB1.18 billion and RMB1.24 billion, representing year-over-year growth of approximately 112% to 123%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

3  Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation and impairment loss of long-term investment.

4  Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation and impairment loss of long-term investment per ADS.

Conference Call

111’s management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, November 14, 2019 (8:30 PM Beijing Time on November 14, 2019).

Dial-in details for the earnings conference call are as follows:

United States: +1-845-675-0437

Hong Kong: +852-3018-6771 or 800-906-601

China: 4006-208-038 or 8008-190-121

International: +65-6713-5090

Passcode: 8445615

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until 9:59 AM ET on November 22, 2019:

United States:  +1-855-452-5696

International:   +61-2-8199-0299

Passcode:         8445615

A live and archived webcast of the conference call will be available on the Investor Relations section of 111’s website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation and impairment loss of long-term investment. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation and impairment loss of long-term investment per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation is a non-cash expense that varies from period to period. Impairment loss of long-term investment is a non-cash expense that occurred in this period. As a result, management excludes these two items from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation and impairment loss of long-term investment provides investors with a basis to measure the company’s core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation. The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2019.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111’s strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) (“111” or the “Company”) is a leading integrated online and offline healthcare platform in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and medical services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online medical services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers. The Company’s online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company’s New Retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit ir.111.com.cn

For more information, please contact:

111, Inc.

Ms. Monica Mu

IR Director

ir@111.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	853,740	577,485	80,793
Restricted Cash	—	79,248	11,087
Short-term investments	252,805	127,854	17,887
Accounts receivable, net of allowance of doubtful accounts of nil at December 31, 2018 and September 30, 2019	28,569	63,631	8,902
Inventories	210,836	441,434	61,759
Prepayments and other current assets	161,147	198,687	27,798
Note Receivable	—	59,380	8,308
Total current assets	1,507,097	1,547,719	216,534
Property and equipment	20,302	24,794	3,469
Intangible assets	4,503	7,933	1,110
Long-term investments	11,140	140	20
Other Non-Current Assets	3,376	4,068	569
Operating lease right-of-use Assets(1)	—	89,437	12,513
Total Assets	1,546,418	1,674,091	234,215

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company
Short-term borrowings	—	92,557	12,949
Accounts payable	212,258	412,298	57,683
Note Payable	—	334	47
Accrued expense and other current liabilities(1)	102,261	161,258	22,560
Total Current liability	314,519	666,447	93,239
Operating Lease Liabilities(1)	—	58,378	8,167
Other Non-Current Liabilities	8,135	6,486	907
Total Liabilities	322,654	731,311	102,313

On January 1, 2019, the company adopted ACS 842, the new lease standard, using the optional transition method. The company recorded the current portion of the operating Lease Liabilities in accrued expense and other current liabilities.

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Shareholders’ Equity
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized, 91,088,106 shares and 92,897,094 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	29	29	4
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	25	25	4
Treasury shares	—	(18,252)	(2,553)
Additional paid in capital	2,540,878	2,588,723	362,176
Accumulated deficit	(1,383,729)	(1,725,744)	(241,440)
Accumulated other Comprehensive Income	67,073	100,010	13,992
Total shareholders’ equity	1,224,276	944,791	132,183
Non-controlling interest	(512)	(2,011)	(281)
Total equity	1,223,764	942,780	131,902
Total liabilities and equity	1,546,418	1,674,091	234,215

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	497,624	1,110,451	155,358	1,228,569	2,604,213	364,343
Operating Costs and expenses:
Cost of product sold	(482,069)	(1,063,122)	(148,736)	(1,147,418)	(2,481,522)	(347,178)
Fulfillment expenses	(20,701)	(31,639)	(4,426)	(51,885)	(80,313)	(11,236)
Selling and marketing expenses	(77,348)	(87,131)	(12,190)	(181,822)	(237,631)	(33,246)
General and administrative expenses	(26,434)	(31,956)	(4,471)	(64,687)	(88,000)	(12,312)
Technology expenses	(20,156)	(14,695)	(2,056)	(50,804)	(42,024)	(5,879)
Other operating expenses	(816)	(3)	(0)	(114)	(164)	(22)
Total Operating costs and expenses	(627,524)	(1,228,546)	(171,879)	(1,496,730)	(2,929,654)	(409,873)
Loss from operations	(129,900)	(118,095)	(16,521)	(268,161)	(325,441)	(45,530)
Interest income	130	1,117	156	503	4,477	626
Interest expense	—	(2,109)	(295)	(7)	(2,458)	(344)
Foreign exchange gain (loss)	1,653	(9,301)	(1,301)	2,994	(15,311)	(2,141)
impairment loss of long-term investment	—	—	—	—	(11,000)	(1,539)
Other Income, net	1,707	4,473	626	8,811	6,219	870
Loss before income taxes	(126,410)	(123,915)	(17,335)	(255,860)	(343,514)	(48,058)
Income tax expense	—	—	—	—	—	—
Net Loss	(126,410)	(123,915)	(17,335)	(255,860)	(343,514)	(48,058)
Net Loss attributable to non-controlling interest	535	616	86	1,661	1,499	210
Net Loss attributable to ordinary shareholders	(125,875)	(123,299)	(17,249)	(254,199)	(342,015)	(47,848)
Other comprehensive loss
Unrealized gains of available -for-sale securities, net of tax of nil for three months ended September 30, 2018 and 2019	937	2,465	345	6,084	6,685	935
Realized gain of available-for-sale debt securities, net of tax	(240)	(511)	(71)	(7,343)	(1,109)	(155)
Foreign currency translation adjustments	19,233	19,173	2,682	21,449	15,773	2,207
Comprehensive loss	(105,945)	(102,172)	(14,293)	(234,009)	(320,666)	(44,861)
Loss per share:
Basic and diluted	(1.40)	(0.75)	(0.11)	(2.82)	(2.09)	(0.29)
Loss per ADS:
Basic and diluted	(2.80)	(1.50)	(0.22)	(5.64)	(4.18)	(0.58)
Weighted average number of shares used in computation of loss per share
Basic and diluted	90,017,428	164,162,090	164,162,090	90,017,428	163,676,671	163,676,671

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(166,074)	(288,023)	(40,296)	(215,255)	(440,838)	(61,676)
Net cash provided/(used) in investing activities	(149,711)	186,857	26,142	(59,489)	127,858	17,889
Net cash provided by financing activities	694,877	57,645	8,065	972,696	99,935	13,981
Effect of exchange rate changes on cash and cash equivalents	13,495	22,033	3,082	14,714	16,038	2,244
Net increase in cash and cash equivalents	392,587	(21,488)	(3,007)	712,666	(197,007)	(27,562)
Cash and cash equivalents, and restricted cash at the beginning of the period	487,739	678,221	94,887	167,660	853,740	119,442
Cash and cash equivalents, and restricted cash at the end of the period	880,326	656,733	91,880	880,326	656,733	91,880

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(129,900)	(118,095)	(16,521)	(268,161)	(325,441)	(45,530)
Add: Share-based compensation expenses	14,782	13,569	1,898	35,067	40,372	5,648
Non-GAAP loss from operations	(115,118)	(104,526)	(14,623)	(233,094)	(285,069)	(39,882)

Net Loss attributable to ordinary shareholders	(125,875)	(123,299)	(17,249)	(254,199)	(342,015)	(47,848)
Add: Share-based compensation expenses	14,782	13,569	1,898	35,067	40,372	5,648
Impairment loss of long-term investment	—	—	—	—	11,000	1,539
Non-GAAP net Loss attributable to ordinary shareholders	(111,093)	(109,730)	(15,351)	(219,132)	(290,643)	(40,661)

Loss per ADS:
Basic and diluted	(2.80)	(1.50)	(0.22)	(5.64)	(4.18)	(0.58)
Add: Share-based compensation expenses and impairment loss of long-term investment per ADS	0.33	0.16	0.03	0.77	0.63	0.08
Non-GAAP Loss per ADS	(2.47)	(1.34)	(0.19)	(4.87)	(3.55)	(0.50)